



MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

22 March 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL



Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 22nd of March 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

Enclosures

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

18 March 2005

12. Total holding following this notification

357,195,778 A ordinary shares of which 312,632,914 are held by Credit Suisse First Boston (Europe) Limited and 44,562,864 are held by Credit Suisse First Boston International

13. Total percentage holding of issued class following this notification

3.93% of the A ordinary shares of 1p

14. Any additional information

Credit Suisse First Boston (Europe) Limited (CSFBEL) and Credit Suisse First Boston International (CSFBI) are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSFBEL and CSFBI are interested

15. Name of contact and telephone number for queries

Mike Vaux - Tel +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary



Date of notification

21 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

CREDIT | FIRST

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMTED

One Cabot Square
London
E14 4QJ

Telephone 020 7888 8888
Telex 092131 CSFBG

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

18 March 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 16 March 2005, following disposals and an increase in the number of shares in issue, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 312,632,914 "A" shares

2. Credit Suisse First Boston International (CSFBI): 44,562,864 "A" shares.

CSFB now holds a total interest of 357,195,778 shares being equivalent to approximately ~~3.96%~~ 3.93% of the total shares in issue of this class. (Shares outstanding being 9,017,359,704).

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully



Andrew Veasey
Director – Legal and Compliance

Registered Office as above
Registered in England No. 2087868
Authorised and Regulated by the Financial Services Authority
Member of the London Stock Exchange

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

21 March 2005

12. Total holding following this notification

432,360,046 A ordinary shares of which 387,797,182 are held by Credit Suisse First Boston (Europe) Limited and 44,562,864 are held by Credit Suisse First Boston International

13. Total percentage holding of issued class following this notification

4.76% of the A ordinary shares of 1p

14. Any additional information

Credit Suisse First Boston (Europe) Limited (CSFBEL) and Credit Suisse First Boston International (CSFBI) are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSFBEL and CSFBI are interested

15. Name of contact and telephone number for queries

Mike Vaux - Tel +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary



Date of notification

21 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

CREDIT | FIRST
SUISSE | BOSTON

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED

One Cabot Square
London
E14 4QJ

Telephone 020 7888 8888
Telex 092131 CSFBG

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

21 March 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 17 March 2005, following conversions from "B" to "A" shares, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 387,797,182 "A" shares

2. Credit Suisse First Boston International (CSFBI): 44,562,864 "A" shares.

CSFB now holds a total interest of 432,360,046 shares being equivalent to approximately 4.76% of the total shares in issue of this class. (Shares outstanding being 9,092,359,704).

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully



Andrew Veasey
Director – Legal and Compliance

Registered Office as above
Registered in England No. 2087868
Authorised and Regulated by the Financial Services Authority
Member of the London Stock Exchange

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and West Register (Investments) Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Rock (Nominees) Limited

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p

10. Date of transaction

Not supplied

11. Date company informed

18 March 2005

12. Total holding following this notification

1,131,963,416 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

12.45% of the A ordinary shares of 1p each

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary



Date of notification

21 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this

document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

The Royal Bank of Scotland Group

S198-L01/RJH/5075

18 March 2005


RECEIVED
21 MAR 2005
Company Secretary's Office

Group Secretariat
2nd Floor
1 Princes Street
London EC2R 8PB
Switchboard: 020 7390 1625
Facsimile: 020 7714 4465
www.rbs.co.uk

The Company Secretary
Mytravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester
M14 7QU

Dear Sir

SECTION 198 COMPANIES ACT 1985

We, The Royal Bank of Scotland Group plc, for ourselves and on behalf of:

The Royal Bank of Scotland plc
and West Register (Investments) Limited

write to advise you pursuant to Section 198 of the Companies Act 1985 (the Act) that:

1. This notification relates to the 'A' Ordinary 1p share capital of Mytravel Group plc.
2. The number of shares of the person(s) with an interest, for the purposes of sections 208 and 209 of the Act, immediately after the time when the obligation arose, are shown on the attached schedule.
3. The identity of the registered holder of these shares and the number of shares held by the holder, so far as is known to us at the date of this notification, are shown on the attached schedule.
4. The percentages quoted on the attached schedule are based on your issued ordinary share capital of 9,092,359,704, as advised to us by yourselves.
5. None of the shares on the attached schedule relates to interests as mentioned in Section 208 (5) of the Act.

Yours faithfully

Neil Clark

pp R J Hopkins
Manager
Share Aggregation

Direct Line: 020 7714 4467

The Royal Bank of Scotland Group plc
Registered in Scotland No 45551
Registered Office: 36 St Andrew Square
Edinburgh EH2 2YB

Continued /2...

Schedule of registered holders for notification S198-L01/RJH/5075

Registered Holder	**Number of Shares**	**Percentage**
Rock (Nominees) Limited	1,131,963,416	
Total interest of West Register (Investments) Limited	**1,131,963,416**	**12.44**
The Royal Bank of Scotland plc	**1,131,963,416**	**12.44**
The Royal Bank of Scotland Group plc	**1,131,963,416**	**12.44**